UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934
Date of Event Reported: August 22, 2011
Commission File Number 001-15190
Satyam Computer Services Limited
(Exact name of Registrant as specified in its charter)
Not Applicable
(Translation of Registrant’s name into English)
Mahindra Satyam Infocity
Unit — 12, Plot No. 35/36
Hi-tech City layout, Survey No. 64, Madhapur
Hyderabad — 500 081
Andhra Pradesh, India
(91) 40 3063 6363
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑   Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐    No ☑
If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURE

Other Events
On August 22, 2011, Satyam Computer Services Ltd (Mahindra Satyam) (the “Company”) intimated to the Indian Stock Exchanges in which the Company shares are listed, that the Company has received from the Additional Commissioner of Income Tax, draft of proposed assessment orders together with draft notices of demand under the Income Tax Act, 1961, for Rs. 1037.69 crores and Rs 1075.73 crores for Assessment Years 2002-03 and 2007-08 respectively. The draft of the proposed assessment orders proposes inter-alia, disallowance of tax exemptions / deductions claimed by the Company. However, it does not exclude fictitious income wrongly offered to tax by the earlier management. The existence of fictitious sales and fictitious interest has even been confirmed by other Government of India agencies.
The Company has in several writ petitions filed before the Hon’ble High Court of Andhra Pradesh inter-alia challenged the re-opening of the assessment for AY 2002-03 and sought directions that fresh assessments should be carried out after removing the fictitious sales and fictitious interest. These petitions are pending before the High Court.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, there under duly authorized.

Satyam Computer Services Ltd.
/s/. G. Jayaraman
Name:	G. Jayaraman
Title:	Company Secretary

Date: August 22, 2011